



Wellness Sushi, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 7.50%

Target Raise Amount: $60,000

Offering End Date: July 28, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Wellness Sushi, LLC

Founded: June 14, 2019

Address: 2504 E Colfax Ave
Denver, CO 80206

Industry: Full-Service Restaurants

Employees: 4

Website: https://www.wellnesssushi.com/

Use of Funds Allocation:

If the maximum raise is met:

$45,000 (75.00%) – of the proceeds will go towards staffing
$12,300(20.50%) – of the proceeds will go towards working capital
$2,700 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,521 Followers





Business Metrics:

	FY20	FY21	YTD 5/31/2022
Total Assets	$4,500	$22,652	$151,621
Cash & Cash Equivalents	$823	$5,007	$20,382
Accounts Receivable	$392	$1,075	$323
Short-term Debt	$0	$2,652	$101,137
Long-term Debt	$0	$0	$0
Revenue	$137,901	$282,188	$207,863
Cost of Goods Sold	$41,015	$93,477	$57,325
Taxes	$0	$0	$0
Net Income	$62,733	$84,802	$76,082

Recognition:

Wellness Sushi, LLC (DBA Wellness Sushi) is Denver's first 100% plant-based sushi and Japanese eatery planning to expand operations in their first brick and mortar restaurant.

About:

Wellness Sushi, LLC (DBA Wellness Sushi) is a 100% plant-based sushi and Japanese eatery redefining authentic flavors using honest and healthy ingredients. Their goal is to constantly create an accessible, robust and delicious forward-thinking plant-based menu. They use local and seasonal ingredients such as an array of fresh vegetables and fruits, root vegetables (Okinawa purple yam, Beetroot, Konjac roots, Burdock roots, etc.), Organic Non-GMO Tofu, bean curd, a broad spectrum of mushrooms (King oyster mushroom, Shiitake mushroom, Enoki mushroom, etc.) and other vegan ingredients.

For more information, contact our Customer Support Team at support@thesmbx.com

